DANIEL M. MILLER
Partner
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

November 12, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Attention: H.   Roger Schwall, Assistant Director

Re:	Hemisphere Energy Corporation
Amendment No. 1 to Registration Statement on Form 20-FR
Filed October 6, 2014
File No. 0-55253

Dear Sirs and Mesdames:

On behalf of our client, Hemisphere Energy Corporation (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated October 24, 2014 (the “Comment Letter”), in respect of the above noted filing ( “Amendment No. 1”). The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

Amendment No. 1 to Registration Statement on Form 20-FR Filed October 6, 2014

Information on the Company, page 24

Property, Plants and Equipment, page 39

Oil and Gas Properties and Wells, page 44

1.

We note in response to comment 7 in our letter dated August 19, 2014 that you removed the reference to “undrilled acreage held by production under the terms of a lease” in your description of developed acreage. Please clarify for us the reason for removing the reference but not otherwise revising the disclosure of the gross and net amounts of your developed or undeveloped acreage.

The Company respectfully informs the Staff that the reference to “undrilled acreage held by production under the terms of a lease” was removed in Amendment No. 1, following discussions with the Staff, as the Company has no undrilled acreage held by production.

November 12, 2014

Operating and Financial Review and Prospects, page 44

A. Operating Results, page 50

2.

We note your response to comment 8 in our letter dated August 19, 2014 and the related revisions to your filing. Please revise to provide additional detail for each material line item for each period discussed. For example, your analysis of the changes in revenue should quantify the dollar impact of changes in product type, quantity produced, and realized prices. You should also quantify the reduction in NGL revenue.

The requested revisions have been made on pages 50 to 53 of the Company’s Registration Statement on Form 20-F (“Amendment No. 2”), under the noted heading.

The Company respectfully advises the Staff that it has not quantified the reduction in NGL revenue, nor other NGL costs, due the low materiality of this commodity in relation to the overall revenue composition.

Six Months Ended June 30, 2014 Compared to the Six Months Ended June 30, 2013, page 50

General and administrative expenses, page 51

3.

We note from the disclosure you added in response to comment 9 in our letter dated August 19, 2014 that you calculate overhead recovery on a monthly basis and that this “reflects the capital component of overhead costs applied for each well drilled and construction project.” Based on your expanded disclosure, please explain to us the accounting basis for recording an overhead recovery. As part of your supplemental response, please:

The Company respectfully informs the Staff that upon review of the comment the reference to “overhead recovery” has been revised to “capitalized overhead” to properly delineate the reallocation of costs. This revision has been made on pages 51 and 52 of Amendment No. 2, under the noted heading.

The Company records a general and administrative reallocation to capitalize certain costs that were initially expensed by the Company as general and administrative expense, and should be capitalized to wells and capital projects.

An example of this would be the salaries of geologists who allocate their time to the planning and execution of the Company’s wells and capital projects, which salaries are initially expensed to general and administrative expense. This adjustment reallocates the appropriate portion of their respective salaries to the cost of drilling wells and completing capital projects.

November 12, 2014

•	Clarify for us whether overhead recovery results in an increase or decrease to general and administrative expense;

The capitalized overhead results in a decrease to general and administrative expense.

•	Provide us with a sample journal entry used to record the calculated recovery; and

DR	Drilling costs	1,000.00
CR	Capitalized overhead – G&A costs	1,000.00

•	Reference the authoritative literature that supports your accounting methodology.

The authoritative literature that supports the Company’s accounting methodology is IAS 16 Property, Plant and Equipment at paragraph 17.

Finance Expense, page 51

4.

Disclosure in your filing states that the increase in this line item is the result of interest charged on your outstanding bank debt. Please revise to provide additional detail considering the change in bank indebtedness appears to be a decrease from $4.5 million at December 31, 2013 to $0 at June 30, 2014.

The requested revisions have been made on page 51 of Amendment No. 2, under the noted heading.

Ten Months Ended December 31, 2012 Compared to the Year Ended February 29, 2012, page 52

Depletion and Depreciation, page 53

5.

We note your statement under this heading that the “depletion rate is calculated using the unit-of-production method on proved and probable oil and natural gas reserves.” However, this statement seems to conflict with your footnote policy disclosure on page 107 indicating that the calculation is based on total estimated proved reserves. Please review your discussion for consistency and revise as necessary.

The requested revisions have been made on page 53 of Amendment No. 2, under the noted heading.

November 12, 2014

Supplementary Oil and Gas Reserve Estimation and Disclosures-ASC 932 (Unaudited), page 126

Net Proved Oil and Gas Reserves, page 126

Quantity Information for the Year Ended December 31, 2013, page 127

Quantity Information for the Year Ended December 31. 2012, page 127

6.

Please expand your disclosure to include the reasons for significant changes in the net quantities of proved reserves for each of the periods disclosed. In this regard, please provide a narrative explanation in each instance that the change in reserves for an individual line item represents a significant change in reserves, other than production. Refer to FASB ASC 932-235-50-5.

The requested revisions have been made on page 127 of Amendment No. 2, under the noted heading.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein, page 129

7.

The disclosure on page 40 refers to the inclusion of “other income” relating to the net present values of future net revenue prepared by your independent petroleum engineering consultants. Please tell us the source and amount of such income. Also tell us the extent to which this income is included in the determination of the economic producibility of your proved reserves or in the computation of future cash inflows relating to your standardized measure for each of the periods presented.

The requested revisions have been made on page 40 of Amendment No. 2, under the noted heading.

As disclosed in the footnote, the amount of other income is $326,000, which amount is included in the standardized measure for each of the periods.

November 12, 2014

8.

Please tell us if your calculation of the standardized measure for the periods ending December 31, 2013 and 2012 incorporates all of the costs required to settle the asset retirement obligations relating to your properties or only those costs for wells assigned reserves in the reports prepared by your independent petroleum engineering consultants, as disclosed on page 40. If the costs in your standardized measure do not represent the full amount of your future asset retirement obligations, please quantify for us the amount omitted, and if material, revise the calculation to include such costs.

If you require clarification relating to the inclusion of the cash outflows associated with the settlement of asset retirement obligations in your standardized measure, please refer to the letter sent by the Division of Corporation Finance to companies engaged in oil and gas producing activities dated February 4, 2004, available on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

The Company’s calculation of the standardized measure for the periods ending December 31, 2013 and 2012 incorporates all of the costs required to settle the asset retirement obligations relating only to those costs for wells assigned reserves in the reports prepared by the Company’s independent petroleum engineering consultants, as disclosed on page 40 of Amendment No. 1 and Amendment No.2.

The costs for the future asset retirement obligations that were omitted are estimated at $285,000 NPV10 for the year ended December 31, 2013 and $27,000 NPV10 for the year ended December 31, 2012.

As the Company discussed with the Staff, it was concurred that these amounts are immaterial. Nevertheless, the Company has disclosed these amounts in the tables on page 130 of Amendment No. 2, under the noted heading.

9.

The footnote disclosure on page 41 states “costs associated with extraction of natural gas products have in most cases been deducted from the natural gas revenues.” Please explain to us the circumstances specific to your estimates where such costs would not be deducted. Also tell us the extent to which these costs were excluded in the determination of the economic producibility of your proved reserves or in the computation of future inflows relating to your standardized measure for each of the periods presented.

The requested revisions have been made on page 41 of Amendment No. 2, under the noted heading.

The Company revised “most” cases to “all” cases, and therefore the Company has not made further disclosure regarding other circumstances or exclusions.

* * *

November 12, 2014

            On behalf of the Company, we confirm that the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Dorlyn Evancic
Hemisphere Energy Corporation